Exhibit 2.15

ENERGY & EXPLORATION PARTNERS, LLC

Two City Place

100 Throckmorton Street, Suite 1700

Fort Worth, Texas 76102

(817) 789-6712

October 10, 2012

Halcón Energy Properties, Inc.

1000 Louisiana, Suite 6700

Houston, Texas 77002

Attention: Mr. Steve Herod

RE:	AMI 1: EnExp/Chesapeake Acquisition – Notice of Acquisition of Mineral Interests

Ladies and Gentlemen:

Reference is made for all purposes to the Purchase and Sale Agreement (Non-Producing Properties) dated as of March 5, 2012, between Energy & Exploration Partners, LLC (“EnExp”), and RWG Energy, Inc., now known as Halcón Energy Properties, Inc. (“Buyer”), as amended (as so amended, the “Purchase Agreement”). Capitalized terms used but not defined in this letter shall have the meanings given to them in the Purchase Agreement, unless stated otherwise.

Pursuant to Section 5 of the Purchase Agreement, EnExp and Buyer created an area of mutual interest that will be referred to in this letter as “AMI 1”. In this regard, EnExp is delivering this letter to Buyer as notice of the following matters:

1.    Acquisition of Mineral Interests. In accordance with the terms of Sections 5(c) and 5(d) of the Purchase Agreement, EnExp hereby gives notice to Buyer that:

(a) EnExp has entered into the Amended and Restated Purchase and Sale Agreement dated as of October 8, 2012, between Chesapeake Exploration, L.L.C., Arcadia Resources, L.P., and Jamestown Resources, L.L.C., as Sellers (collectively, the “Chesapeake Sellers”), and Energy & Exploration Partners, LLC (the “Amended and Restated Chesapeake PSA”);

(b) pursuant to the Amended and Restated Chesapeake PSA, EnExp has agreed to purchase from the Chesapeake Sellers, on the terms set forth therein, all of the interests of the Chesapeake Sellers in oil and gas leases covering 57,274.991308 Net Mineral Acres in Grimes, Houston, Leon, and Madison Counties, Texas, including ten (10) producing Hydrocarbon wells, all described more particularly in Exhibit “A” thereto (collectively, the “Chesapeake Properties”); and

Halcón Energy Properties, Inc.

October 10, 2012

(c) the Chesapeake Properties covering lands situated within AMI 1 are described more particularly on Exhibit A and constitute Mineral Interests acquired by EnExp for purposes of Section 5 of the Purchase Agreement (the “Chesapeake AMI 1 Mineral Interests”).

Concurrently with the execution of this letter, EnExp has provided to Buyer a complete copy of the Amended and Restated Chesapeake PSA. As soon as reasonably practicable, EnExp shall provide to Buyer copies of the title-related information pertaining to the Chesapeake AMI 1 Mineral Interests required to be delivered to Buyer under Section 5(d) of the Purchase Agreement that EnExp has obtained through the date of this letter, and EnExp shall provide to Buyer copies of any such additional title-related information that EnExp obtains between the date of this Agreement and the date of the “Closing” under the Amended and Restated Chesapeake PSA.

2.    Acquisition Costs; Seller Acquisition Fee. The estimated Acquisition Costs to be incurred by EnExp in connection with its acquisition of the Chesapeake AMI 1 Mineral Interests, together with Buyer’s 65% responsibility thereof, and the Seller Acquisition Fee calculated with respect to the Chesapeake AMI 1 Mineral Interests, are set forth on Exhibit B attached hereto. Such Acquisition Costs will not be finalized until after the Closing has occurred under the Amended and Restated Chesapeake PSA, and such Acquisition Costs shall be subject to adjustment to reflect (a) increases and/or decreases in the Purchase Price payable under the terms of the Amended and Restated Chesapeake PSA, to the extent any such increases or decreases pertain or relate to the Chesapeake AMI 1 Mineral Interests and (b) EnExp’s final determination of its other Acquisition Costs and the portion thereof allocable to the Chesapeake AMI 1 Mineral Interests.

3.    Lease Burdens. Except as may otherwise be set forth on Exhibit A, no Chesapeake AMI 1 Mineral Interest shall entitle Buyer to receive less than an undivided 75% Net Revenue Interest (based on a 100% Working Interest) in Hydrocarbon production from such Chesapeake AMI 1 Mineral Interest.

4.     Response to Notice. Please indicate Buyer’s election whether to acquire its Ownership Percentage of the Chesapeake AMI I Mineral Interests by checking the applicable box and signing this letter in the space provided below within the applicable response period under Section 5(d) of the Purchase Agreement. Please indicate Buyer’s election whether to acquire its 65% (of 8/8ths) interest in the Chesapeake AMI I Mineral Interests (the “Ownership Interest”) in exchange for payment of 65% of the Acquisition Costs and Seller Acquisition Fee by checking the applicable box and signing this letter in the space provided below within the applicable response period under Section 5(d) of the Purchase Agreement. If Buyer elects to acquire its Ownership Interest in the Chesapeake AMI I Mineral Interests, EnExp will promptly forward to Buyer proposed forms of an Agreement to Participate and an Assignment, Bill of Sale and Conveyance. Buyer’s participation in such interests will be consummated following the Closing under the Amended and Restated Chesapeake PSA and concurrently with the closing of EnExp’s acquisition of certain assets in Leon County, Texas from Buyer as contemplated by that certain letter agreement dated October 15, 2012, which is currently expected to occur on January 15, 2012.

Halcón Energy Properties, Inc.

October 10, 2012

Very truly yours,

ENERGY & EXPLORATION PARTNERS, LLC

By:	/s/ Tom McNutt
Tom McNutt
Executive Vice President and General Counsel

Buyer elects, in response to the notice given in this letter, ☒ to acquire ☐ not to acquire its Ownership Percentage of the Chesapeake AMI 1 Mineral Interests.

Executed on October 15, 2012.

HALCÓN ENERGY PROPERTIES, INC.

By:	/s/ Steve W. Herod
Steve W. Herod
President

EXHIBITS:

Exhibit A – Chesapeake AMI 1 Mineral Interests

Exhibit B – Estimated Acquisition Costs; Seller Acquisition Fee